

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2013

<u>Via U.S. mail</u>
Fredric S. Starker
Chief Financial Officer
New York Mortgage Trust, Inc.
275 Madison Avenue
Suite 3200
New York, NY 10016

        Re: **New York Mortgage Trust, Inc.**
                    Form 10-K
                    Filed March 18, 2013
                    File No. 001-32216

Dear Mr. Starker:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Cicely LaMothe

                          Cicely LaMothe
                          Senior Assistant Chief Accountant